Exhibit 99.1

Luckin Coffee Announces Appointment of New Director

BEIJING, September 29, 2026 (GLOBE NEWSWIRE) -- Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced the appointment of Mr. Philip Yifei Bao to its board of directors (the “Board”), effective September 29, 2026. Following Mr. Bao’s appointment, the Board consists of ten directors, including three independent directors.

“We are pleased to welcome Mr. Bao to our Board,” said Mr. Hui Li, Chairman of the Board of Luckin Coffee. “His extensive experience investing in consumer businesses, deep knowledge of the China market and broad global perspective will bring valuable insights to the Board. We look forward to working closely with him as Luckin Coffee continues to execute its long-term growth strategy and create sustainable value for its shareholders.”

Mr. Bao is the Director of Private Equity China within the Private Equity platform of Mubadala Investment Company P.J.S.C. (“Mubadala”), where he leads Mubadala’s private equity investments in China. He is based in Beijing. Prior to joining Mubadala, Mr. Bao worked in private equity and investment banking in London from 2011 to 2017. Mr. Bao holds Bachelor of Arts and Master of Engineering (Hons) degrees in Electrical and Electronic Engineering from Gonville and Caius College, University of Cambridge.

SAFE HARBOR STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations Contact

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations Contact

Luckin Coffee PR

Email: pr@lkcoffee.com